UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16
OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K for November 25, 2016

Commission File Number 1-31615

Sasol Limited
1 Sturdee Avenue
Rosebank 2196
South Africa

(Name and address of registrant's principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F __X__ Form 40-F _____

Indicate by check mark if the registrant is submitting the Form
6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form
6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized
(the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____ No __X__

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
82-_______________.

Enclosures: Results of the annual general meeting of Sasol held on 25 November 2016


Sasol Limited
(Incorporated in the Republic of South Africa)
(Registration number 1979/003231/06)
Sasol Ordinary Share codes:	JSE : SOL	NYSE : SSL
Sasol Ordinary ISIN codes: 	ZAE000006896  	US8038663006
Sasol BEE Ordinary Share code:  JSE : SOLBE1
Sasol BEE Ordinary ISIN code:   ZAE000151817
("Sasol" or "the Company")

Results of the annual general meeting of Sasol held on 25 November 2016

Sasol shareholders are advised that the results of the business conducted at the annual general meeting held on Friday, 25 November 2016 at the Hyatt Regency Hotel, 191 Oxford Road,
Rosebank, Johannesburg, South Africa are as follows:

- As at 18 November 2016, being the Voting Record Date, the total number of Sasol's shares in issue is 670 965 276.

- As at the Voting Record, the total number of Sasol's shares in issue excluding 8 809 886 treasury shares, being those ordinary shares which are not entitled to vote at the annual general meeting, is 662 155 390("Total Votable Shares").

- The total number of shares in the share capital of Sasol voted in person or by proxy was 545 472 960, being 81% of Sasol's issued share capital and 82% of the Total Votable
Shares.


1. The audited annual financial statements of the Company and of the Sasol group, including the reports of the directors, external auditors, audit committee and the nomination, governance, social and ethics committee for the financial year ended 30 June 2016 were presented.

2. Mr C Beggs, Mr H G Dijkgraaf, Mr M J N Njeke, Mr B Nqwababa and Mr P J Robertson retired by rotation at the meeting in terms of clause 22.2.1 of the Company's Memorandum of Incorporation ("Sasol's MOI") and were re-elected individually for a further term of office:

		Total shares voted
						    Shares
						    abstained
Directors     For(%)  Against(%) Number       %(1)   %(1)
C Beggs       99,96   0,04       545 052 360  81,23  0,06
H G Dijkgraaf 99,94   0,06       545 052 461  81,23  0,06
M J N Njeke   98,38   1,62       545 051 961  81,23  0,06
B Nqwababa    99,96   0,04       545 051 803  81,23  0,06
P J Robertson 99,97   0,03       545 053 264  81,23  0,06

3. Mr S R Cornell, Mr M J Cuambe and Mr P Victor were appointed by the Sasol board of directors ("Board") in terms of clause 22.4.1 of Sasol's MOI during the course of the year, they retired at the annual general meeting and were elected for a further term:

		Total shares voted
						   Shares
						   abstained
Directors   For(%)   Against(%) Number	     %(1)  %(1)
S R Cornell 99,96    0,04       545 058 824  81,24 0,06
M J Cuambe  99,96    0,04       545 059 952  81,24 0,06
P Victor    99,96    0,04       545 058 729  81,24 0,06

4. PricewaterhouseCoopers Incorporated was automatically re-appointed as the independent auditor of the Company until the next annual general meeting in terms of section 90(6) of the Companies Act, 2008 ("the Act") and it was noted that Mr Pieter Hough would be the individual registered auditor who would undertake the audit of the Company for the financial year ending 30 June 2017.

5. The members of the audit committee, Mr C Beggs, Ms N N A Matyumza, Ms I N Mkhize, Mr M J N Njeke and Mr S Westwell were elected individually for the financial year ending
30 June 2017 in terms of sections 94(4) and 94(5) of the Act, read with Regulation 42 of the Companies Regulations, 2011:

		Total shares voted

						     Shares
						     abstained
Directors    For(%)    Against(%)  Number      %(1)   %(1)
C Beggs      99,45     0,55        545 059 750 81,24  0,06
NNA Matyumza 99,96     0,04        545 060 617 81,24  0,06
I N Mkhize   99,07     0,93        542 433 992 80,84  0,06
M J N Njeke  98,57     1,43        545 058 974 81,24  0,06
S Westwell   99,63     0,37        545 060 642 81,24  0,06

6. Advisory endorsement on the Company's remuneration policy for the year ending 30 June 2017 was obtained:

	Total shares voted

					 Shares
					 abstained
For(%)	Against(%) Number  	 %(1)	 %(1)
90,93	9,07	   544 323 369	 81,13	 0,17

7. Special resolution number 1 approving the adoption of a share incentive scheme for the benefit of employees of the Sasol group, the Sasol Long-Term Incentive Plan, was approved:

	Total shares voted

					 Shares
					 abstained
For(%)	Against(%)  Number	 %(1)	 %(1)
96,02	3,98	    519 682 006  77,45   0,09

8. Special resolution number 2 to place 32 500 000 Sasol ordinary shares under the control of the directors and to authorise the directors to issue such number of Sasol ordinary shares under the rules of the Sasol Long-Term
Incentive Plan was approved:

	Total shares voted

					Shares
					abstained
For(%)	Against(%)  Number	 %(1)	%(1)
95,19	4,81	    519 700 421	 77,46	0,08

9. Special Resolution number 3 approving the remuneration payable by the Company to non-executive directors of the Company for their services as directors with effect from 1 July 2016, was approved:

	Total shares voted

					 Shares
					 abstained
For(%)	Against(%)  Number	 %(1)	 %(1)
95,48	4,52	    544 771 665	 81,19	 0,10

10.Special Resolution number 4 to authorise the Board, subject to compliance with the requirements of Sasol's
MOI, section 44 and 45 of the Act and the JSE Limited
Listings Requirements ("Listings Requirements"), to approve the granting of financial assistance to any person approved by the Board (or any person or persons to whom the Board has delegated the power to approve recipients of the financial assistance), including participants as defined in the Rules of the Sasol
Long-Term Incentive Plan and direct or indirect financial assistance to related companies or their directors and prescribed officers for any purpose in the normal course of business of the Sasol group or in relation to existing black economic empowerment transactions, and to a director or prescribed officer of the Company or of a related company under the rules of the Sasol Long-Term Incentive Plan, at any time during a period of two years following the date on which this resolution was passed, was approved:

	Total shares voted

					 Shares
					 abstained
For(%)	Against(%)  Number	  %(1)	 %(1)
96,64	3,36	    545 020 556	  81,23	 0,07

11. Special Resolution number 5 approving the introduction of a new fraction entitlement principle, which will result in all allocations of securities being rounded down to the nearest whole number and a cash payment to be paid for the fraction at beneficial owner level, was approved:

	Total shares voted

					 Shares
					 abstained
For(%)	Against(%)   Number	  %(1)	 %(1)
99,99	0,01	     545 009 951  81,23	 0,07

12. Special Resolution number 6 approving that the term of non-executive directors who are elected by shareholders for the first time after 25 November 2016, be limited to nine years, with the option for the Board to renew this term for one year at a time up to a maximum of 12 years, was approved:

	Total shares voted

					  Shares
					  abstained
For(%)	Against(%)   Number	  %(1)	  %(1)
99,85	0,15	     545 012 118  81,23	  0,07

13. Special Resolution number 7 approving the deletion of clause 23.1.12 of the MOI of the Company in its entirety and thereby removing the retirement age of 70 years for directors, was approved:

	Total shares voted

					  Shares
					  abstained
For(%)	Against(%)   Number	  %(1)	  %(1)
99,18	0,82	     545 018 011  81,23	  0,07

14. Special Resolution number 8 authorising the Board to approve the acquisition of the Company's ordinary shares by the Company or by any of its subsidiaries, by way of a general repurchase, up to and including the date of the next annual general meeting of the Company, was approved:

	Total shares voted

					  Shares
					  abstained
For(%)	Against(%)   Number	  %(1)	  %(1)
96,53	3,47	     519 509 754  77,43	  0,11

15. Special Resolution number 9 authorising the Board to approve the inadvertent acquisition by the Company of its shares from a director and/or a prescribed officer, and/or a person related to any of them when a general repurchase by the Company of the Company's shares takes place in accordance with this resolution, was approved:

	Total shares voted

					  Shares
					  abstained
For(%)	Against(%)   Number	  %(1)	  %(1)
99,58	0,42	     516 837 238  77,03	  0,12


Notes:
(1) Expressed as a percentage of 670 965 276 Sasol shares in issue as at the Voting Record Date of 18 November 2016.


25 November 2016
Johannesburg


Sponsor: Deutsche Securities (SA) Proprietary Limited


SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, Sasol Limited, has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


Date November 25, 2016		By: 	/s/ V D Kahla
				Name: 	Vuyo Dominic Kahla
				Title: 	Company Secretary